Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

April 16, 2008

Re:	Washington Mutual, Inc.
Preliminary Proxy Statement and Form of Proxy
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Ladies and Gentlemen:
     On behalf of Washington Mutual, Inc., a Washington corporation (the “Company”), we hereby file via EDGAR, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a copy of a preliminary proxy statement in connection with a special stockholders meeting of the Company, together with the related letter to stockholders from the Company’s Chairman of the Board and Chief Executive Officer and a copy of the form of proxy. The Company intends to mail the definitive proxy statement to its shareholders on April 28, 2008. For your convenience, we are sending, by overnight courier, five courtesy copies of the enclosed materials.
     If you have any questions or comments regarding the enclosed, please call the undersigned (212-455-3971) or Lee Meyerson (212-455-3675) of Simpson Thacher & Bartlett LLP. Please send copies of any communications regarding the enclosed to the undersigned and Lee Meyerson of Simpson Thacher & Bartlett LLP at 425 Lexington Avenue, New York, NY 10017 (facsimile 212-455-2502).

Very truly yours,
/s/ Maripat Alpuche